UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrators

Waddell & Reed Financial, Inc.

401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule 1 — Schedule of Assets Held for Investment Purposes as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule of Assets Held for Investment Purposes as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 24, 2015

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value	$213,461,885	$205,858,831

Receivables:
Contributions and rollover receivable from participants	765,148	292,087
Contributions receivable from participating employers	808,377	623,068
Pending trades and dividends	65,626	59,085
Total receivables	1,639,151	974,240

Total assets	215,101,036	206,833,071

Liabilities:
Pending trades	(312,547)	(266,272)
Total liabilities	(312,547)	(266,272)

Net assets available for benefits	$214,788,489	$206,566,799

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

Investment income:
Dividends — stock	$211,506
Dividends — mutual funds	1,684,893
Net appreciation in the fair value of investments	2,015,901
Other income	361,133
Total investment income	4,273,433
Contributions:
Participants	11,490,857
Employer	6,084,206
Participant rollovers	794,672
Total contributions	18,369,735
Benefits paid to participants	(14,421,478)
Net increase	8,221,690
Net assets available for benefits:
Beginning of year	206,566,799
End of year	$214,788,489

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)               General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and its subsidiaries who have one calendar month of service for Waddell & Reed Financial, Inc. or a subsidiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee that has authority to arbitrate disputes and settle claims arising under the Plan.

(b)               Contributions

Effective January 1, 2014, an auto-enrollment feature was added to the Plan whereby all eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Unless a different percentage is elected, automatically enrolled participants have their deferral rate set at 3% of eligible compensation as defined in the Plan document.  This contribution percentage increases automatically in future years by 1% per year up to a maximum of 10% unless an alternative election is made.

Participants are allowed to make semi-monthly pre—tax and after—tax contributions not to exceed eligible compensation less required social security tax withholdings, subject to Internal Revenue Service (the “IRS”) annual limitations of $17,500 for 2014 and  2013; $23,000 for 2014 and 2013 if the participant was 50 years of age or older. The Plan provides for a matching employer contribution of 100% of the first 3% of compensation and 50% of the next 2% of compensation that the participant contributes. Employer matching contributions are pre—tax and begin immediately upon participation.  Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)                Participant Accounts and Vesting

Each participant’s account is credited with their contributions, the employer’s matching contributions and earnings on their participant and employer account balances. Participants vest immediately in their contributions and earnings.  Employer matching contributions and earnings vest after the participant completes one year of service.

(d)               Participant Loans

Participant loans are not permitted.

(e)                Payment of Benefits

Upon termination of service for any reason a participant is paid a lump-sum distribution if their account balance is equal to or less than $1,000. Former employees with an account balance greater than $1,000 can elect to remain a participant in the Plan until age 69, but cannot continue to make contributions to the Plan.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

(2)                     Summary of Significant Accounting Policies

(a)               Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) the Ivy Funds. Waddell & Reed Investment Management Company and Ivy Investment Management Company, participating employers in the Plan, manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. BMO Harris Bank N.A. serves as the trustee for the Plan.

The Plan had 2,104 and 1,738 participants at December 31, 2014 and 2013, respectively. At December 31, 2014, 479 of the 2,104 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2013, 454 of the 1,738 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(b)               Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments in the mutual fund shares are valued at the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value or derive the value of investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Other income represents settlement distribution funds received by the Plan for the benefit of certain mutual fund shareholders.

(d)               Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

(3)                     Plan Investments

(a)               Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2014 and 2013.

	Number
December 31, 2014	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	147,840	$7,365,389
Cash equivalents *	—	210,092
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	392,461	4,148,316
Asset Strategy	1,352,823	12,067,177
Bond	208,697	1,325,224
Cash Management	13,665,632	13,665,632
Continental Income	438,816	4,511,025
Core Investment	2,149,837	15,242,346
Dividend Opportunities	118,031	2,034,847
Energy	208,844	3,049,120
Global Bond	738,809	2,748,371
Government Securities	428,840	2,367,196
High Income	552,846	3,936,266
International Growth	519,105	6,104,678
New Concepts	1,069,765	12,869,271
Science and Technology	966,984	16,119,615
Small Cap	403,869	7,471,581
Value	357,688	5,880,394
Vanguard	965,826	10,150,834
Total Waddell & Reed Advisors Group of Mutual Funds		$123,691,893

* Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

	Number
December 31, 2014	of shares	Fair value
Ivy Funds:
Asset Strategy	376,495	$9,706,031
Balanced	68,577	1,716,491
Bond	90,172	959,434
Core Equity	232,140	3,581,919
Cundill Global Value	88,184	1,512,348
Dividend Opportunities	12,108	236,339
Emerging Markets Equity	391,288	6,205,822
Emerging Markets Local Currency Debt	27,722	252,268
Energy	58,961	839,602
European Opportunities	57,826	1,601,191
Global Bond	3,017	28,993
Global Equity Income	90,357	1,152,957
Global Income Allocation	93,508	1,409,169
Global Natural Resources	240,449	3,945,774
Global Real Estate	55,506	588,920
Global Risk-Managed Real Estate	27,635	292,932
High Income	421,536	3,401,797
International Core Equity	265,180	4,542,540
International Growth	56,134	2,297,549
Large Cap Growth	254,272	4,815,903
Limited-Term Bond	338,505	3,669,396
Micro Cap Growth	103,769	2,546,492
Mid Cap Growth	180,130	4,296,106
Mid Cap Income Opportunities	23,187	249,725
Real Estate Securities	110,270	3,096,395
Science And Technology	155,524	8,979,977
Small Cap Growth	309,443	6,671,591
Small Cap Value	170,411	3,096,374
Value	20,801	500,476
Total Ivy Funds		82,194,511
Total investments		$213,461,885

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

	Number
December 31, 2013	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	150,157	$9,778,224
Cash equivalents *	—	289,762
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	338,150	3,699,364
Asset Strategy	1,398,274	16,485,654
Bond	259,265	1,633,367
Cash Management	15,011,723	15,011,724
Continental Income	516,423	5,184,891
Core Investment	1,752,424	12,757,650
Dividend Opportunities	95,496	1,787,676
Energy	155,047	2,521,064
Global Bond	746,519	2,896,495
Government Securities	429,193	2,334,810
High Income	582,625	4,427,949
International Growth	481,273	5,842,650
New Concepts	1,004,425	12,736,105
Science and Technology	963,831	17,001,986
Small Cap	416,471	8,083,704
Value	293,164	4,834,279
Vanguard	878,805	9,192,304
Total Waddell & Reed Advisors Group of Mutual Funds		$126,431,672

*Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

	Number
December 31, 2013	of shares	Fair value
Ivy Funds:
Asset Strategy	303,075	$9,783,265
Asset Strategy New Opportunities	274,555	3,135,417
Bond	81,852	843,079
Core Equity	151,290	2,289,025
Cundill Global Value	111,060	2,031,290
European Opportunities	52,290	1,560,852
Global Equity Income	76,750	1,007,730
Global Income Allocation	100,093	1,544,438
Global Natural Resources	261,691	4,930,262
Global Real Estate	30,085	284,299
Global Risk-Managed Real Estate	7,436	67,443
High Income	331,528	2,864,405
International Core Equity	166,063	3,138,582
International Growth	45,045	1,851,782
Large Cap Growth	213,457	3,884,909
Limited-Term Bond	301,015	3,281,067
Micro Cap Growth	107,468	2,853,266
Mid Cap Growth	140,652	3,416,433
Pacific Opportunities	264,391	4,217,044
Real Estate Securities	96,129	2,155,216
Science And Technology	124,473	7,005,330
Small Cap Growth	249,202	5,477,468
Small Cap Value	92,865	1,736,571
Total Ivy Funds		69,359,173
Total investments		$205,858,831

(b)               Fair Value Measures

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment’s fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-level hierarchy of inputs is summarized as follows:

•                              Level 1 — Investments are valued using quoted prices in active markets for identical securities.

•                              Level 2 — Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

•                              Level 3 — Investments are valued using significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

Investments classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific investment security to determine a value.

Investments classified as Level 3 are valued primarily through the use of a single quote (or multiple quotes) from dealers in the investment securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 investments.

At December 31, 2014 and 2013, all of the Plan’s investments were Level 1 investments.

(c)                Change in Fair Values

During 2014, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated by $2,015,901 as follows:

2014
Waddell & Reed Financial, Inc. Class A common stock	$(2,405,638)
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	488,691
Asset Strategy	(827,010)
Bond	14,109
Continental Income	331,452
Core Investment	1,167,516
Dividend Opportunities	160,133
Energy	(534,311)
Global Bond	(115,900)
Government Securities	35,902
High Income	(196,888)
International Growth	25,161
New Concepts	997,499
Science and Technology	422,995
Small Cap	218,067
Value	519,716
Vanguard	1,050,072
Total Waddell & Reed Advisors Group of Mutual Funds	$3,757,204

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

2014
Ivy Funds:
Asset Strategy	$(555,229)
Asset Strategy New Opportunities	(78,899)
Balanced	27,494
Bond	30,935
Core Equity	252,911
Cundill Global Value	(107,295)
Dividend Opportunities	3,982
Emerging Markets Equity	(16,301)
Emerging Markets Local Currency Debt	(25,717)
Energy	(34,615)
European Opportunities	(125,316)
Global Bond	(1,043)
Global Equity Income	(13,914)
Global Income Allocation	(32,822)
Global Natural Resources	(601,924)
Global Real Estate	37,663
Global Risk-Managed Real Estate	20,192
High Income	(188,125)
International Core Equity	(49,384)
International Growth	6,710
Large Cap Growth	470,756
Limited-Term Bond	(21,352)
Micro Cap Growth	(97,845)
Mid Cap Growth	304,668
Mid Cap Income Opportunities	3,490
Real Estate Securities	660,543
Science and Technology	357,837
Small Cap Growth	245,882
Small Cap Value	182,205
Value	8,848
Total Ivy Funds	664,335
Net appreciation	$2,015,901

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the year ended December 31, 2014 are as follows:

	Participant	Employer
Waddell & Reed Financial, Inc.	$27,898	14,427
Waddell & Reed, Inc.	4,331,005	2,197,880
Waddell & Reed Investment Management Company	1,466,950	812,698
Waddell & Reed Services Company	879,949	535,399
Ivy Funds Distributor, Inc.	1,707,375	960,477
Ivy Investment Management Company	81,700	41,600
W & R Corporate LLC	2,779,315	1,398,307
W & R Capital Management Group, Inc.	216,665	123,418
	$11,490,857	6,084,206

(5)                     Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest. Fees incurred by the Plan for investment management services are included in net appreciation/depreciation in fair value of investments.  Plan investments also include shares of the BMO Prime Money Market Fund Class Y.  BMO Harris Bank N.A. serves as trustee for the Plan, and therefore, is a party in interest.

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All Plan assets would be distributed in the event of Plan termination.

(7)                     Tax Status

The IRS has determined and informed Waddell & Reed Financial, Inc. by a letter dated May 9, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended. The Plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

In accordance with GAAP, Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan currently has no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2014 and 2013

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Reconciliation of Financial Statements to the Form 5500

At December 31, 2014, $7,475 in benefit payments had been processed and approved for payment, but had not yet been paid. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on the Form 5500.

The following is a reconciliation of net assets available for retirement benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for retirement benefits per the financial statements	$214,788,489	206,566,799
Benefits payable	(7,475)	—
Net assets available for retirement benefits per the Form 5500	$214,781,014	206,566,799

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2014:

	2014	2013
Benefits paid per the financial statements	$14,421,478	19,022,086
Add benefits payable at end of year	7,475	—
Less benefits payable at beginning of year	—	(40,286)
Benefits paid per the Form 5500	$14,428,953	18,981,800

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2014

Identity of issuer, borrower,				Current
lessor, or similar party		Description of investment		value
*	Waddell & Reed Financial, Inc.	147,840	Shares of Class A common stock	$7,365,389
*	Cash equivalents	—	BMO Prime Money Market Fund Class Y	210,092

*	Waddell & Reed Advisors Group of Mutual Funds	392,461	Shares of Accumulative	4,148,316
*	Waddell & Reed Advisors Group of Mutual Funds	1,352,823	Shares of Asset Strategy	12,067,177
*	Waddell & Reed Advisors Group of Mutual Funds	208,697	Shares of Bond	1,325,224
*	Waddell & Reed Advisors Group of Mutual Funds	13,665,632	Shares of Cash Management	13,665,632
*	Waddell & Reed Advisors Group of Mutual Funds	438,816	Shares of Continental Income	4,511,025
*	Waddell & Reed Advisors Group of Mutual Funds	2,149,837	Shares of Core Investment	15,242,346
*	Waddell & Reed Advisors Group of Mutual Funds	118,031	Shares of Dividend Opportunities	2,034,847
*	Waddell & Reed Advisors Group of Mutual Funds	208,844	Shares of Energy	3,049,120
*	Waddell & Reed Advisors Group of Mutual Funds	738,809	Shares of Global Bond	2,748,371
*	Waddell & Reed Advisors Group of Mutual Funds	428,840	Shares of Government Securities	2,367,196
*	Waddell & Reed Advisors Group of Mutual Funds	552,846	Shares of High Income	3,936,266
*	Waddell & Reed Advisors Group of Mutual Funds	519,105	Shares of International Growth	6,104,678
*	Waddell & Reed Advisors Group of Mutual Funds	1,069,765	Shares of New Concepts	12,869,271
*	Waddell & Reed Advisors Group of Mutual Funds	966,984	Shares of Science and Technology	16,119,615
*	Waddell & Reed Advisors Group of Mutual Funds	403,869	Shares of Small Cap	7,471,581
*	Waddell & Reed Advisors Group of Mutual Funds	357,688	Shares of Value	5,880,394
*	Waddell & Reed Advisors Group of Mutual Funds	965,826	Shares of Vanguard	10,150,834
	Total Waddell & Reed Advisors Group of Mutual Funds			123,691,893
*	Ivy Funds	376,495	Shares of Asset Strategy	9,706,031
*	Ivy Funds	68,577	Shares of Balanced	1,716,491
*	Ivy Funds	90,172	Shares of Bond	959,434
*	Ivy Funds	232,140	Shares of Core Equity	3,581,919
*	Ivy Funds	88,184	Shares of Cundill Global Value	1,512,348
*	Ivy Funds	12,108	Shares of Dividend Opportunities	236,339
*	Ivy Funds	391,288	Shares of Emerging Markets Equity	6,205,822
*	Ivy Funds	27,722	Shares of Emerging Markets Local Currency Debt	252,268
*	Ivy Funds	58,961	Shares of Energy	839,602
*	Ivy Funds	57,826	Shares of European Opportunities	1,601,191
*	Ivy Funds	3,017	Shares of Global Bond	28,993
*	Ivy Funds	90,357	Shares of Global Equity Income	1,152,957
*	Ivy Funds	93,508	Shares of Global Income Allocation	1,409,169
*	Ivy Funds	240,449	Shares of Global Natural Resources	3,945,774
*	Ivy Funds	55,506	Shares of Global Real Estate	588,920
*	Ivy Funds	27,635	Shares of Global Risk-Managed Real Estate	292,932
*	Ivy Funds	421,536	Shares of High Income	3,401,797
*	Ivy Funds	265,180	Shares of International Core Equity	4,542,540
*	Ivy Funds	56,134	Shares of International Growth	2,297,549
*	Ivy Funds	254,272	Shares of Large Cap Growth	4,815,903
*	Ivy Funds	338,505	Shares of Limited-Term Bond	3,669,396
*	Ivy Funds	103,769	Shares of Micro Cap Growth	2,546,492
*	Ivy Funds	180,130	Shares of Mid Cap Growth	4,296,106
*	Ivy Funds	23,187	Shares of Mid Cap Income Opportunities	249,725
*	Ivy Funds	110,270	Shares of Real Estate Securities	3,096,395
*	Ivy Funds	155,524	Shares of Science And Technology	8,979,977
*	Ivy Funds	309,443	Shares of Small Cap Growth	6,671,591
*	Ivy Funds	170,411	Shares of Small Cap Value	3,096,374
*	Ivy Funds	20,801	Shares of Value	500,476
	Total Ivy Funds			82,194,511
	Total investments			$213,461,885

*	Indicates party-in-interest investment

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 24, 2015.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

By:	/s/ Brent K. Bloss
Brent K. Bloss, Member
Administrative Committee

By:	/s/ Melissa A. Clouse
Melissa A. Clouse, Member
Administrative Committee

By:	/s/ Sara L. Kircher
Sara L. Kircher, Member
Administrative Committee

By:	/s/ Mark S. Newman
Mark S. Newman, Member
Administrative Committee

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee